UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-39431

Freeline Therapeutics Holdings plc

(Translation of registrant’s name into English)

Sycamore House
Gunnels Wood Road
Stevenage, Hertfordshire SG1 2BP
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Voting Results of Annual General Meeting

On June 28, 2023, Freeline Therapeutics Holdings plc (“Freeline” or the “Company”) held its Annual General Meeting. The ordinary shares of the Company include those represented by the Company’s ADSs.

Resolutions 1 to 12 were proposed as ordinary resolutions. This means that for each of those resolutions to have been passed, more than half of the votes cast must have been in favour of the resolution.

A vote withheld in respect of any resolution is not a vote in law and was not counted in the calculation of the proportion of the votes for and against it.

The final results of each of the agenda items submitted to a vote of the shareholders are below:

•

Resolution 1: The annual report and accounts for the financial year ended December 31, 2022, together with the directors’ report and independent auditors’ report thereon. The shareholders approved the annual report and accounts for the financial year ended December 31, 2022, together with the directors’ report and independent auditors’ report thereon, with 50,975,524 votes (99.74% of the total votes cast) in favor, 131,786 votes (0.26% of the total votes cast) against and 3,623 votes withheld.

•

Resolution 2: The Directors’ remuneration report for the year ended December 31 2022. The shareholders approved the Directors’ remuneration report (excluding the Directors’ remuneration policy) for the year ended December 31, 2022 with 43,604,803 votes (85.38% of the total votes cast) in favor, 7,463,793 votes (14.62% of the total votes cast) against and 42,337 votes withheld.

•

Resolution 3: Reappointment of Deloitte LLP as auditors. The shareholders approved the reappointment of Deloitte LLP as auditors until the next annual general meeting with 50,995,962 votes (99.78% of the total votes cast) in favor, 110,411 votes (0.22% of the total votes cast) against and 4,560 votes withheld.

•

Resolution 4: Remuneration of Deloitte LLP. The shareholders approved that the directors of the Company are authorized to determine Deloitte LLP’s remuneration with 50,994,924 votes (99.78% of votes cast) in favor, 114,710 votes (0.22% of total votes cast) against and 1,299 votes withheld.

•

Resolution 5: Reappointment of Chris Hollowood. The shareholders approved the reappointment of Chris Hollowood as a director of the Company with 43,635,554 votes (99.62% of the total votes cast) in favor, 167,306 votes (0.38% of the total votes cast) against and 7,308,073 votes withheld.

•

Resolution 6: Reappointment of Martin Andrews. The shareholders approved the reappointment of Martin Andrews as a director of the Company with 50,927,175 votes (99.66% of the total votes cast) in favor, 173,034 votes (0.34% of the total votes cast) against and 10,724 votes withheld.

•

Resolution 7: Reappointment of Jeffrey A. Chodakewitz. The shareholders approved the reappointment of Jeffrey A. Chodakewitz as a director of the Company with 50,662,448 votes (99.13% of the total votes cast) in favor, 442,261 votes (0.87% of the total votes cast) against and 6,224 votes withheld.

•

Resolution 8: Reappointment of Julia P. Gregory. The shareholders approved the reappointment of Julia P. Gregory as a director of the Company with 50,934,698 votes (99.67% of the total votes cast) in favor, 168,076 votes (0.33% of the total votes cast) against and 8,159 votes withheld.

•

Resolution 9: Reappointment of Colin A. Love. The shareholders approved the reappointment of Colin A. Love as a director of the Company with 50,936,269 votes (99.67% of the total votes cast) in favor, 169,051 votes (0.33% of the total votes cast) against and 5,613 votes withheld.

•

Resolution 10: Reappointment of Michael J. Parini. The shareholders approved the reappointment of Michael J. Parini as a director of the Company with 50,930,566 votes (99.67% of the total votes cast) in favor, 169,704 votes (0.33% of the total votes cast) against and 10,663 votes withheld.

•

Resolution 11: Appointment of Paul Schneider. The shareholders approved the appointment of Paul Schneider as a director of the Company with 50,933,251 votes (99.67% of the total votes cast) in favor, 167,396 votes (0.33% of the total votes cast) against and 10,286 votes withheld.

•

Resolution 12: Amendment of exercise price of underwater options. The shareholders approved the amendment of the exercise price of each outstanding underwater option granted to an employee of the Company on or after June 1, 2021 with an exercise price greater than or equal to $0.42 per ordinary share (or $6.27 per ADS) under the (i) Freeline Therapeutics Holdings plc 2021 Equity Inducement Plan; and (ii) Freeline Therapeutics Holdings plc 2020 Equity Incentive Plan to a new replacement per ADS exercise price equal to the closing sales price for ADSs as quoted on the Nasdaq Capital Market for the last day preceding June 30, 2023 during which a sale occurred, as reported in The Wall Street Journal or another source the Board deems reliable, with 43,215,305 votes (84.65% of the total votes cast) in favor, 7,838,861 votes (15.35% of the total votes cast) against and 56,767 votes withheld.

The information contained in this Current Report on Form 6-K shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

By: /s/ Chip McCorkle
Name: Chip McCorkle
Title: Vice President, Legal & Company Secretary

Date: June 29, 2023